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The Board of Directors
Pillowtex Corporation

We consent to incorporation by reference in Registration Statements Nos. 33-65408, 33-84624, 33-81478, 333-39191 and 333-57727 on Form S-8 of Pillowtex
Corporation and subsidiaries of our report dated January 28, 1998
(July 28, 1998 as to Note 8), relating to the consolidated balance sheets of The Leshner Corporation and subsidiaries (a wholly-owned subsidiary of Pillowtex Corporation) as of September 27, 1997 and September 28, 1996 and the related consolidated statements of operations and earnings retained in the business and cash flows for the years ended September 27, 1997, September 28, 1996 and September 30, 1995, which report appears in the annual report on Form 10-K of Pillowtex Corporation and subsidiaries for the year ended January 2, 1999 as an exhibit.


DELOITTE & TOUCHE LLP
Cincinnati, Ohio
March 29, 1999